Exhibit 99.1

Alterity Therapeutics Raises A$20.0 million in Strategic Placement

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 8 September 2025: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced it has received binding commitments for a capital raising of A$20.0 million (the “Placement”) of fully paid ordinary shares (“New Shares”) to International and Australian professional investors.

“We are thankful for the continued interest from the investment community following the robust efficacy we demonstrated in our Phase 2 clinical trial in Multiple System Atrophy. We look forward to an exciting twelve months ahead as we actively pursue the path to approval,” said, David Stamler, M.D., Chief Executive Officer of Alterity. “We elected to execute this placement due to inbound interest from a high-quality international healthcare-focused fund that anchored the transaction. Based on the promising outlook for the company, we raised these funds at a modest discount with no options. The additional funding allows us to continue advancing our clinical and regulatory strategy for ATH434 with the US FDA and other agencies, while at the same time it strengthens our institutional register and balance sheet to best position the company for pursuing strategic partnerships.”

MST Financial Services Pty Ltd (MST) acted as sole manager of the offering.

Placement details

The Placement was conducted at A$0.012 per share, representing a discount of 7.7% to the last ASX closing price prior to the trading halt and a 7.3% discount to the 10-day volume weighted average price (VWAP). There were no options issued as part of this transaction. The new shares to be issued will rank equally with existing ATH fully paid ordinary shares. Further details are set out in the Appendix 3B released to ASX at or about the same time as this announcement.

Use of Proceeds

The use of proceeds from this financing will provide Alterity a strong balance sheet to fund the necessary non-clinical studies, chemical manufacturing and controls (CMC) activities, clinical and regulatory activities for future development of ATH434 in MSA, and general working capital.

During 2025, Alterity has released positive topline results from its ATH434-201 and ATH434-202 Phase 2 clinical trials of ATH434. The data have demonstrated a clinically meaningful benefit and a favorable safety profile. Based on the strength of these Phase 2 data, the company plans to engage with the FDA to discuss the path forward for future development of ATH434.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is initially focused on developing disease modifying therapies in Parkinson’s disease and related disorders. Alterity has demonstrated clinically meaningful efficacy for its lead asset, ATH434, in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with Multiple System Atrophy (MSA), a rare and rapidly progressive Parkinsonian disorder. ATH434 recently reported positive data in its open label Phase 2 clinical trial in advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.